SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of May 2010

List of Exhibits:

1.	News Release entitled, “CNH-KAMAZ Industrial JV Announces New Locally Built Models for Russia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 25, 2010

Press Release

CNH-KAMAZ Industrial JV Announces New Locally Built Models for Russia

MOSCOW, Russia – (May 24, 2010) - Following the finalization of the Industrial agreement of last March 22nd between CNH and OJSC KAMAZ, the newly formed industrial joint venture has started the assembly of the New Holland Agriculture new tractor models T9060, T9040, T8050, with 535, 435 and 325 hp respectively, as well as the 300hp CSX7080 and the 272 hp CSX7060 combine harvesters at its Naberezhnye Chelny plant in the Republic of Tatarstan, Russia.

Located 1,000 kilometers East of Moscow, the production site covers a total of over 50,000 square metres and will produce machinery to supply, at first, the Russian domestic market and afterwards other CIS countries. The initial planned investments of USD 70 million will serve to install an annual production capacity of 4,000 units.

“In recent years, the need for machines and tools that achieve higher levels of efficiency has been increasing as the demand for highly productive equipment has been growing. In response to this need, New Holland is making available on the Russian market its tractors and combine harvesters which offer best in class performance in each task they are called upon,” Roberto Valfré, Commercial Business Director of New Holland Agriculture for Russia, explains. “The growing interest in New Holland’s tractors and combines was the driver behind the localisation of production in Russia. We decided to be closer to our customers and today the most modern combine harvesters and advanced tractors are made in Russia.”

As expected with New Holland Agriculture, these models bristle with latest technology to ensure that productivity is always at the highest levels.

T9040 and T9060: Longer Wheelbase and Centre-Pull Design for More Power

The T9000 Series is the most powerful tractor range in the current New Holland Agriculture’s line-up. The power flagship T9000 Series 4WD tractors are engineered to combine horsepower, large, rugged transmissions and efficient hydraulics for the ultimate in high performance. Confidently they pull the widest implements and tillage tools, even in the toughest conditions, with maximum comfort and control.

The T9040 (435hp) and T9060 (535hp), currently New Holland’s best sellers in Russia, set the standards in their class thanks to their centre pull design that allows an efficient use of the exceptional power and torque these tractors can count on. A series of technological innovations completes and makes these tractors best in class to the benefit of customers.

Designed to perform - Center Pull advantage: T9000s’ leading pull performance and operator comfort is delivered via a long wheel base of 3,910 mm and a unique centrally mounted drawbar which helps with load distribution between front and rear wheels, ensuring stability, and enabling the T9000s to deliver power where it counts — at the drawbar. As a consequence, the tractor offers a more efficient pulling power and can tow wider and heavier implements.

Moreover, T9040 and T9060 tractors are fitted with Heavy Duty axles to grant the highest possible durability with the largest implements.

Power and Torque - up to 535 hp and 40% torque rise: Equipped with fuel-efficient Tier III compliant engine and biodiesel approved, the T9040 model uses a 13 litre Cursor engine with a peak power of 478hp, while T9060 runs a 15 litre engine. Thanks to an impressive power growth of up 54 Hp and a 40 per cent torque rise, these tractors have the capacity to pull large, heavy equipment without downshifting. Unique in the industry, the range-topping T9060 tractor features the optional Engine Hydraulic Power Boost — Constant Power Plus™— providing up to an additional 35 horsepower over the standard engine. When power is being utilised through the hydraulic remotes, the engine power is allowed to grow. The T9060 with hydraulic power boost delivers at the rated speed of 2,100 rpm, 570 horsepower. At 1,800 rpm, when maximum power and fuel economy are attained, this tractor achieves a peak 610 hp.

Hydraulic superiority - up to 356 L/min.: New Holland 4WDs are known for their hydraulic power, and T9000 tractors deliver the huge flow and instantaneous response needed to run high-demand implements. The optional MegaFlow™ system provides an outstanding 341-liter-per-minute flow, with the T9060 providing an even higher industry leading 356-L/min. flow. The two pumps of the MegaFlow™ system meet the demands of power-hungry implements such as air seeders and laser land-leveling equipment, giving the machine the flexibility to handle multiple functions simultaneously without a drop-off in performance.

Comfort at every level - 16x2 full powershift transmissions and IntelliSteer™ auto-steering system: The massive power of the T9000 is matched by a 16x2 full powershift transmission that features electronic pulse-width-modulated clutch control for ultra-smooth shifts. It’s the best shifting quality of any 4WD tractor. For optimum tractor performance and fuel economy, the powershift also features the AutoShift™ function to minimise manual shifting during field and road operations.

For even greater convenience and control, T9000 tractors are available with factory-installed IntelliSteer™ auto-steering system; the system automatically guides the tractor in straight lines with an accuracy of 2.5 cm at speeds up to 29 km/hr.

Comfort is also ensured with industry’s largest cab, featuring a quiet and spacious workspace and finger-tip controls. The cab offers unmatched visibility and exceptional comfort is delivered via the AutoComfort seat which automatically adjusts to provide shock absorption on uneven ground. Custom Headland Management is standard equipment too, allowing the operator to record and repeat complex headland adjustments with the push of a switch.

T8050: Perfect Balance of Weight and Power

The T8050 with its 325hp is the most powerful model in this range. It owes its success in the Russian market to its perfect balance in terms of power output, size and reliability to fully match the needs of large farmers for high power conventional tractors.

Long wheelbase architecture: T8000’s unique long wheelbase architecture earns it the favor of most customers who appreciate its outstanding drawbar pull. Thanks to a long wheelbase architecture of 3,078 mm, in standard configuration, and 3,284 with SuperSteer™ and balanced weight distribution, the T8050 achieves the highest traction needed to pull the largest implements, typical of the vast fields of Russia, with the minimum fuel consumption while ensuring a very tight turn radius (5 m). The T8050 can be matched to a 12 m air drill.

Industry leading engine performance - up to 358 hp: T8050, through its state-of-the-art 9 litres 6 cylinder Common Rail engine, delivers a rated power of 325hp (270 PTO hp) with a peak power of 358 hp and 40% torque reserve.

Full Powershift transmission: This is the highest horsepower conventional tractor with a full powershift gearbox available in the industry. Exactly what is needed for the Russian large acreage farmers to achieve the best performance, optimizing their investment. The 18 forward and 4 reverse speed transmission, with electronic management and Autoshift™ feature, always enables the operator to find the perfect match for his application.

Hydraulic flexibility - up to 284 l/min: New Holland’s best-in-class hydraulic flow is up to 167 litres per minute (l/min) standard and 284 l/min with the exclusive dual-circuit MegaFlow™ option. It is a high-volume system designed to easily handle the most advanced seeders and specialty equipment. Three-point hitch lift capacity is available up to 8,432 kg.

Superior comfort and visibility: The large, quiet T8050 cab keeps the operators performing at their best with more glass and 360-degree visibility. Eye-level instrumentation is easy to read at a glance and ergonomically placed to make operation smooth and easy.

Performance instrumentation and the Custom Headland Management system, puts a wealth of information at operator’s fingertips and provides pushbutton control of complex headland turns. Every T8050 tractor leaves the factory ready to accept the optional IntelliSteer™ auto steering system.

CSX7060 and CSX7080: Advanced Technology for Versatile Harvesters

The New Holland CSX7060 and CSX7080 combine harvesters, the latter being the most powerful combine in this range, are the preferred choice of arable and mixed farmers, looking for high capacity harvesters equipped with advanced technology in an affordable package, offering the best and cost effective harvesting solution in all crops, conditions and terrains. A comfortable cab allows unmatched visibility and a full control needed for top performance.

An ideal working place - New Holland provides the best combine cab in this segment. Everything is built around the operator to put him at the very heart of the combine’s operation. The cab features excellent ergonomics to boost productivity and reduce fatigue with low noise and a high comfort air-suspended seat coming as standard. The wide curved window has no restrictions for a total view over the crop and header. The large screen IntelliView II™ colour monitor provides all the performance information necessary for top performance. A comprehensive range of applications can be selected using the easy to use navigation buttons.

Four drum technology - The five straw walker CSX7060 and the six straw walker CSX7080 are equipped with the four-drum technology: threshing drum with Opti-Thresh™ concave, beater, Multi-Thresh TM Rotary Separator, and Straw Flow™ beater. Hugely versatile, the system can be adapted to suit a wide variety of crops and different harvesting conditions with no compromise in kernel and straw quality or throughput.

The Rotary Separator with Multi-Tresh system and Straw Flow™ beater boast throughput. New Holland invented the Rotary Separator, with purpose designed lugs creating a dual rubbing and movement action that forces threshed grain from the straw mat. The fully adjustable Multi-Thresh™ system allows the Rotary Separator concave to be easily adjusted to suit changing crop conditions, with two speeds to handle any available crop and with two positions that create additional separation capacity or better straw quality. A separate Straw Flow™ beater changes the direction of crop flow and ensures high throughput is maintained in damp crop conditions. The system passes an even mat of straw to the walkers to optimise final grain separation.

The Opti-Thresh™ system offers a major concave setting facility. To adapt the rubbing requirement to harvest conditions such as grain maturity and yield, the rear part of the Opti-Thresh™ concave can be re-positioned. When in the closed position the concave reaches a full 121 degree of wrap and offers maximum grain separation. When the top section, which is hinged, is moved away from the 60cm drum, the rubbing action is softer. This results in even better straw quality.

Superior Header Offering - A dedicated wide range of grain and maize headers is available to optimise performance and to exactly match farmer requirements, including VariFeed™ grain headers, corn headers, sun flower headers, drapers and pick-ups. These headers are extremely versatile in varied conditions, allowing a high field speed and optimum crop flow, for maximum productivity even in heavy crops. New Holland maize headers and their integrated stalk choppers are widely recognized as best in class. Headers of up to 7.32 m for the CSX7060 and of up to 9.15 m for the CSX7080 are available.

Power and fuel efficient engines – Both the CSX7060 (272 hp) and the CSX7080 (300 hp) are powered by fuel efficient FPT Cursor 9 Common Rail Tier III compliant engines. These units are ideally suited to tough harvest conditions, harvesting up to 600-1000 hectares per season depending on the average yields.

Tank Capacity: up to 9,000 L - A high grain tank capacity, of 7,500 litres on the CSX7060 and of 9,000 on the CSX7080, allows long periods of work between unloading.

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Note to the Editor:

New Holland Agriculture - New Holland Agriculture is a global manufacturer and seller of agricultural equipment. Its reputation is built on the success of its customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals, who can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture.

A highly professional global dealer network and New Holland’s commitment to excellence guarantee the ultimate customer experience for every customer. More information can be found online at www.newholland.com New Holland is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat S.p.A (FIA.MI).

CNH (Case New Holland)

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH in Russia - CNH operations in Russia date back to 1907, the year in which the first Case tractor was shipped to the country. Since then, the company has continued to strengthen its presence, with the opening of the first Moscow-based offices in 1998, as well as the development of a widespread distribution network. At the beginning of 2009, CNH opened a new spare parts depot centre near Moscow. CNH has historically been, and continues to be a leader in the combine and large tractor segment in Russia; in recent years, it has also quickly penetrated other agricultural and construction equipment segments.

OJSC KAMAZ is the largest Russian manufacturer of heavy-duty trucks. It takes the 11th place in truck production (of 14 t GVW) and the 8th place in diesel engines production in the world. KAMAZ Group consists of 96 enterprises, 13 of which are the main associated companies. The staff is about 59 000 employees. KAMAZ sales and service network covers all regions of Russia and the CIS, and also traditional outlets. There are 127 dealers and more than 100 firm service car centers. Trucks of GVW from 14 up to 40 tonnes, diesel and gas engines are the major products of OJSC KAMAZ. The trucks are used in the CIS, Europe, Asia, Africa and Latin America (more than 80 countries).

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CNH International press office: e-mail: international.media@cnh.com phone: +39 011 0086346	OJSC KAMAZ PR Department: e-mail: pr@kamaz.org phone: +7 8552 452135